Nicole Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

May 12, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs

Ms. Katherine Wray

Mr. Bernard Nolan

Ms. Kathleen Collins

Ms. Melissa Kindelan

Re:	Cardlytics, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted April 5, 2017

CIK No. 0001666071

Ladies and Gentlemen:

On behalf of our client, Cardlytics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 2, 2017 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on April 5, 2017.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Prospectus Summary

Overview, page 1

1.	You state that you are a trusted partner to 1,659 financial institutions (“FI”) as of December 31, 2016. Please clarify what you mean by “trusted partner.” Also disclose here that you have direct contractual relationships with only 16 of those FIs and briefly describe the indirect relationships through Digital Insight and Fidelity Information Services with the remaining 1,643. Also, please quantify the impact on your FI Share from your three largest partners (i.e., Bank of America, Lloyds and Digital Insight).

May 12, 2017

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 6, 86, 91 and 96 of the Amended DRS.

2.	Please revise your definition of ROAS to clarify that this calculation includes purchases made by consumers who were presented with a Cardlytics Direct marketing incentive regardless of whether they participated in the campaign.

Response to Comment 2:

In response to the Staff’s comment, the Company respectfully advises the Staff that by receiving a Cardlytics Direct marketing incentive, a consumer is by definition participating in the applicable campaign as it is the presentation of the marketing incentive itself that is the campaign.

3.	We note your belief that your Cardlytics Direct service drove higher customer retention and monthly card spend for your FI partners in 2016. In this regard, you state that aggregated data from three of your 10 largest FI partners show that “monthly customer attrition decreased by 17% on average for credit and debit card users and monthly card spend increased by 9% on average, in each case over the six-month period following a customer’s first redemption in 2016.” Please explain how you calculated such amounts and provide the baseline that was used to measure these results. Further, as lower attrition and higher spend could be the result of factors that are independent of your service, tell us how you concluded that this data establishes a strong correlation between redemption of cash back incentives and customer loyalty and engagement for your FI partners.

Response to Comment 3:

In response to the Staff’s comment, the Company respectfully advises the Staff that, in order to calculate attrition, the Company compared (1) the number of individuals who spent money from the applicable account following presentation of a Cardlytics Direct incentive and subsequent redemption of such incentive with a marketer (the “Redemption Cohort”) to (2) the number of individuals who spent money from the applicable account following presentation, without redemption, of a Cardlytics Direct incentive (the “Non-Redemption Cohort” and, together with the Redemption Cohort, each a “Cohort” and collectively, the “Cohorts”). The Company respectfully advises the Staff that the frequency at which both Cohorts spent money from the applicable account prior to presentation of a Cardlytics Direct marketing incentive were the same, and that the composition of both Cohorts in terms of other relevant metrics such as geography, income and demographics were likewise consistent. Further, the Company submits that the Cohorts were sufficiently large to produce a statistically relevant analysis.

In order to measure monthly card spend, the Company applied the same methodology as described above with respect to attrition, but quantified the amount of spend rather than focusing simply on whether or not individuals spent at all. As Cohorts had slightly different levels of spending in the three-month period prior to presentation of the Cardlytics Direct, the Company adjusted the post-Cardlytics Direct incentive spend of both Cohorts on a weighted-average basis to reflect such differences (the “Weighted-Average Adjustment”). The Company has revised the disclosure on pages 2 and 87 of the Amended DRS to disclose the fact that the Company applied the Weighted-Average Adjustment.

Accordingly, the Company believes that it has sufficiently controlled for variables (after giving effect to the Weighted-Average Adjustment in the case of monthly card spend) such that the Company’s stated belief that there is a correlation between redemption of cash back incentives and customer loyalty and engagement is reasonable. In turn, the Company respectfully submits that it does not believe that baseline attrition or amounts of spend are material to investors because it has controlled for other variables such that only the relative difference among cohorts attributable to redemption of incentives is relevant.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400     WWW.COOLEY.COM

May 12, 2017

Market Opportunity, page 5

4.	Please specifically disclose the factual basis for, and the context of, your assertion that “Cardlytics Direct is the leading native bank advertising solution addressing the markets in the United States and United Kingdom.”

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 90 of the Amended DRS. The Company will supplementally provide the Staff with third-party materials that support the factual basis for the Company’s assertion, as revised.

Summary of Consolidated Financial and Other Data

Condensed Consolidated Statement of Operations, page 13

5.	Revise footnote (3) on pages 14 and 62 to clarify the pro forma basic and diluted net loss per share presents pro forma (emphasis added) net loss divided by the pro forma weighted-average shares of common stock outstanding and refer to the calculation of such amounts in Note 14.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 60 of the Amended DRS.

Risk Factors

Changes in financial accounting standards or practices . . . ,” page 34

6.	You indicate that you are irrevocably choosing to “opt out” of the provision of the Jumpstart Our Business Startups Act of 2012 that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. This contradicts your disclosures on pages 9, 47 and 86 where you state you have elected to take advantage of such extended transition time. Please revise this risk factor to explain that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400     WWW.COOLEY.COM

May 12, 2017

Response to Comment 6:

In response to the Staff’s comment, the Company has removed the disclosure on page 32 of the Amended DRS. The Company respectfully advises the Staff that the risk that, as a result of the Company election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates is disclosed on page 45 of the Amended DRS.

Industry and Market Data, page 52

7.	If you commissioned any reports for use in connection with the registration statement, please file a consent as an exhibit to your registration statement pursuant to Rule 436 of the Securities Act. In this regard, we note your disclosures on pages 5 and 91 that you commissioned the market study published by Frost & Sullivan. Furthermore, your statement on pages 2 and 88 that “[c]ustomers are at least nine times more likely to engage with [y]our marketers’ advertisements as compared to worldwide display digital advertisement click rates” suggests that you may have commissioned the cited report published by eMarketer.

Response to Comment 7:

In response to the Staff’s comment, the Company has filed the consent of Frost & Sullivan as Exhibit 99.1 to the Amended DRS. The Company respectfully advises the Staff that it did not commission the cited report published by eMarketer.

Use of Proceeds, page 53

8.	We note that you expect to use the net proceeds from this offering “for working capital and other general corporate expenses.” To the extent known, please provide more detail regarding the general corporate purposes for which the net proceeds in this offering are intended to be used. This section does not require disclosure of definitive plans, and it is acceptable to discuss preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

Response to Comment 8:

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not presently have additional detail regarding the anticipated use of proceeds from the offering beyond those set forth on page 51 of the Amended DRS.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400     WWW.COOLEY.COM

May 12, 2017

Capitalization, page 55

9.	Please revise your Capitalization table and related disclosures to address the following:

•	The second bullet on page 55 is labeled, “on a pro forma basis as adjusted” but appears to be describing the pro forma column in the table;

•	The second bullet describes the reclassification to stockholders’ (deficit) equity of your redeemable convertible preferred stock warrant liability; however that liability is still reflected in the pro forma column. Similar revisions should be made to the pro forma disclosures on page 14 and in the historical consolidated balance sheet; and

•	The items noted as “(3)”, “(4)” and “(5)” in the third bullet (and in the disclosures on page 14) describe adjustments made in the pro forma as adjusted column, which are actually reflected in the pro forma column.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 53 of the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 63

10.	You state that a key factor affecting your performance is your ability to increase spend from existing marketers and acquire new marketers. Tell us your consideration to disclose the number of marketers from which you generated revenue in each of the periods presented. This information would appear to provide investors with a better understanding as to the size of your revenue base as well as offer context to the increase in revenue attributable to new marketers, which you note on page 72. We refer you to Section III of SEC Release No. 33-8350.

Response to Comment 10:

In response to the Staff’s comment, the Company respectfully advises the Staff that although the Company believes that a key factor affecting its performance is its ability to acquire new marketers, the number of marketers from which the Company generates revenue in any given period is not reflective of the Company’s billings or revenue in that period. Historically, the Company generated revenue from a significantly larger number of marketers than it did in the periods presented in the Amended DRS; however, the Company generated significantly more billings and revenue in the periods presented than it did in such historical periods. Accordingly, the Company respectfully submits that the disclosure of the number of marketers from which the Company generates revenue may be misleading to investors because it may cause investors to erroneously expect growth in the number of marketers with whom the Company does business to be a proxy for the Company’s revenue in future periods. The Company has revised the disclosure on page 64 of the Amended DRS to clarify that the number of marketers from which it generates revenue is not, per se, a key factor affecting its performance.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400     WWW.COOLEY.COM

May 12, 2017

Key Factors Affecting Our Performance, page 65

11.	You state that you seek to optimize the level of consumer incentives to retain a greater portion of billings. Please tell us how you evaluate your ability to optimize such incentives and whether you consider such measure to be a key factor affecting your performance. In this regard, we note that the amount of consumer incentives paid as a percentage of gross billings has decreased year-over-year. Tell us your consideration to include a discussion of the impact that consumer incentives has had on your results of operations. Refer to Section III.B.1 of SEC Release No. 33-8350.

Response to Comment 11:

In response to the Staff’s comment, the Company respectfully advises the Staff that, in 2016, the Company undertook an assessment of whether the dollar value of consumer incentives that it was paying were in excess of the levels necessary to induce the desired consumer purchase behavior. In certain cases, the Company concluded that lowering the dollar value of consumer incentives would be unlikely to materially reduce the number of consumers that selected the applicable marketing content, and that lowering the dollar value of consumer incentives in these cases could allow the Company to retain a greater percentage of billings. Although the Company continues to assess its consumer incentive levels in light of market conditions, the Company does not believe that consumer behavior will change in the foreseeable further such that higher levels of consumer incentives would be required to induce the desired consumer behavior, and accordingly does not believe that the level of consumer incentives payable is a key factor affecting its performance. Further, given that consumer incentive levels are to a large extent within the Company’s control, the Company does not anticipate that it would agree to pay consumer incentives at a level that would have a material adverse impact on the Company’s financial performance.

Components of Results of Operations

Cost and Expense

FI Share and Other Third-Party Costs, page 69

12.	You state here that you will record a non-cash expense related to the 2,577,475 performance-based warrants in the quarter in which this offering is complete “if the vesting conditions” are deemed to be achieved; however, on page F-44 you state that these warrants will vest upon completion of the IPO. Please clarify this apparent inconsistency. Also, revise to include the expense that will be recorded upon effectiveness as a pro forma balance sheet adjustment to APIC, if material.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 53, 56 and 67 of the Amended DRS.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400     WWW.COOLEY.COM

May 12, 2017

Results of Operations

Years Ended December 31, 2015 and 2016, page 72

13.	You state that the increase in Cardlytics Direct revenue was attributable to an increase in sales to “new and existing marketers as well as price increases.” Where a material change is attributed to two or more factors, the contribution of each identified factor should be described in quantified terms. Please revise or advise. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Amended DRS.

Liquidity and Capital Resources, page 76

14.	You state here that the investment in Cardlytics UK is not considered permanently reinvested, while on page F-33 you indicate that your intent is to reinvest the Cardlytics UK earnings indefinitely. Please revise this apparent inconsistency.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure on page F-33 of the Amended DRS.

Business

Our FI Partners, page 97

15.	Please disclose the material terms of your agreement with your largest FI partner, Bank of America.

Response to Comment 15:

In response to the Staff’s comment, the Company respectfully advises the Staff that it is currently negotiating an amendment to its agreement with Bank of America. The Company intends to disclose the material terms of its agreement with Bank of America, as amended, in a subsequent amendment of the Amended DRS or registration statement.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400     WWW.COOLEY.COM

May 12, 2017

Management, page 102

16.	You disclose that Mr. Adams served as Executive Vice President and Chief Financial Officer of Aimia Inc. until 2013. In the first footnote to the table on page 122, however, you indicate that he served in those capacities in 2016. Please reconcile.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Amended DRS.

Principal Stockholders, page 129

17.	The footnotes to the beneficial ownership table do not appear to account for the shares of redeemable convertible preferred stock currently held by your executive officers and beneficial owners of more than five percent of your voting securities, other than Canaan VIII L.P. In this regard, we note your disclosure on page 123 that “entities affiliated with Discovery Capital, entities affiliated with Polaris Venture Partners, Canaan VIII L.P., entities affiliated with Aimia Inc., Scott D. Grimes and Lynne M. Laube” exchanged shares of existing redeemable convertible preferred stock into new redeemable convertible preferred stock in May 2016 in connection with your unsecured convertible promissory note financing. Please revise. Refer to Item 403 of Regulation S-K.

Response to Comment 17:

In response to the Staff’s comment, the Company respectfully advises the Staff that the shares of redeemable convertible preferred stock held by the beneficial owners set forth in the principal stockholders table, other than Canaan VIII L.P. (“Canaan”), are disclosed on an as-converted to common stock basis. The Company included additional disclosure regarding the shares of redeemable convertible preferred stock held by Canaan at Canaan’s request, but believes that the as-converted disclosure provided with respect to the other beneficial owners is equally meaningful to investors.

Notes to Consolidated Financial Statements

Note 8. Redeemable Convertible Preferred Stock, page F-33

18.	Please revise to briefly discuss under what terms the redeemable convertible preferred shares will automatically convert into shares of common stock, consistent with your disclosures on page F-1.

Response to Comment 18:

In response to the Staff’s comment, the Company has added disclosure on page F-38 of the Amended DRS.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400     WWW.COOLEY.COM

May 12, 2017

Note 9. Fair Value Measurements

Preferred Stock Warrants, page F-40

19.	Please disclose the number of convertible preferred stock warrants outstanding as of the end of each period presented, for each Series of preferred stock, along with the terms of such warrants.

Response to Comment 19:

In response to the Staff’s comment, the Company has added disclosure on page F-41 of the Amended DRS.

Note 10. Common Stock Warrants, page F-41

20.	Please clarify that the table of outstanding warrants excludes 925,740 and 2,577,465 of performance-based warrants outstanding at December 31, 2015 and 2016, respectively.

Response to Comment 20:

In response to the Staff’s comment, the Company has added disclosure on page F-42 of the Amended DRS.

21.	Please disclose the vesting terms and exercise price for the warrants to purchase 50,000 shares of your Series A Stock and 100,000 shares of your Series B Stock that were converted into common stock warrants.

Response to Comment 21:

In response to the Staff’s comment, the Company has added disclosure on page F-43 of the Amended DRS.

Note 14. Earnings per Share, page F-48

22.	Please tell us how you determined the number of common shares to be issued upon conversion of the convertible promissory notes used in your calculation of the pro forma denominator.

Response to Comment 22:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company calculated the weighted-average number of shares of common stock outstanding as if such shares of common stock were issued on each of the dates that the corresponding convertible notes were issued based on the value of the Company’s common stock at December 31, 2016, after applying a 20% discount.

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400     WWW.COOLEY.COM

May 12, 2017

Other

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 23:

In response to the Staff’s comment, the Company respectfully advises the Staff that neither it, nor anyone authorized to do so on its behalf, has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act, regardless of whether or not they retained copies of the communications. The Company will supplementally provide the Staff with copies of any such written communications.

24.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response to Comment 24:

In response to the Staff’s comment, the Company respectfully advises the Staff that it will include such graphical materials or artwork in a subsequent amendment to the Amended DRS or registration statement, or otherwise supplementally provide the Staff with copies of such materials or artwork.

*     *     *     *

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (617) 937-2357 or Richard Segal at (617) 937-2332.

Very truly yours,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Kirk Somers, Cardlytics, Inc.

Richard Segal, Cooley LLP

Glen R. Van Ligten, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Heidi E. Mayon, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736    T: (617) 937-2300    F: (617) 937-2400     WWW.COOLEY.COM